SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

i2 Technologies, Inc.
(Name of Issuer)

Common Stock, $0.00025 Par Value
(Title of Class of Securities)

465754208
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [     ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 4,605,351, which constitutes approximately 17.7% of the 26,038,099 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.  Unless otherwise stated, all ownership percentages set forth herein assume that there are 21,432,748 shares outstanding.

1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           4,605,351 (1)(2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
            /   /

13.     Percent of Class Represented by Amount in Row (11): 17.7% (3)

14.     Type of Reporting Person: PN
--------------
(1)     Represents shares of Common Stock obtainable upon conversion of 106,614 shares of the 2.5% Series B Convertible Preferred Stock issued by the Issuer (the "Preferred Stock"), at a conversion rate of 43.1965 shares of Common Stock per share of Preferred Stock.
(2)     The shares are held by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC, or its subsidiary R2 Top Hat, Ltd. (collectively, "R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over the shares and R2 has no beneficial ownership of such shares.
(3)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 26,038,099.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 5, 2004, as amended by Amendment No. 1 dated June 8, 2004, as amended by Amendment No. 2 dated June 29, 2005, as amended by Amendment No. 3 dated February 6, 2006, as amended by Amendment No. 4 dated March 2, 2006, as amended by Amendment No. 5 dated August 7, 2006, as amended by Amendment No. 6 dated August 14, 2006, as amended by Amendment No. 7 dated September 13, 2007, as amended by Amendment No. 8 dated September 20, 2007, as amended by Amendment No. 9 dated January 2, 2008, as amended by Amendment No. 10 dated February 6, 2008 (the "Schedule 13D"), relating to the Common Stock, par value $0.00025 per share (the "Stock"), of i2 Technologies, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended by adding at the end thereof the following:

     As previously announced by the Issuer, the Issuer's board of directors has agreed to include the Reporting Person's two director nominees - J. Coley Clark and Richard L. Hunter - in the Issuer's slate of directors at the next annual meeting of shareholders.  The Reporting Person applauds the board's decision and also remains fully supportive of the Issuer's strategic review and sale process.  As the Issuer faces the many challenges remaining ahead, the Reporting Person intends to continue actively working with the board to maximize value for all shareholders.

     Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: February 25, 2008

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

                                                                       EXHIBIT INDEX

EXHIBIT                   DESCRIPTION

Exhibit 99.1 -- Preferred Stock Purchase Agreement (previously filed).

Exhibit 99.2 -- Form of Certificate of Designation of 2.5% Series B Convertible Preferred Stock (previously filed).

Exhibit 99.3 -- Form of Registration Rights Agreement (previously filed).

Exhibit 99.4 -- Common Stock Purchase Agreement (previously filed).